# ALLSPRING FUNDS DISTRIBUTOR, LLC

(A Wholly Owned Subsidiary of Allspring Global Investments Holdings, LLC)

Statement of Financial Condition
and Report of Independent Registered Public Accounting Firm

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-066716 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allspring Funds Distributor, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

525 Market Street, 10th Floor
(No. and Street)

| San Francisco | CA | 94105 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Lori Gibson | 704-317-8012 | lgibson@allspring-global.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG
(Name – if individual, state last, first, and middle name)

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 185 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Lori Gibson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allspring Funds Distributor, LLC _____, as of 2/25 _____, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *[signature]*

Title:
Financial and Operations Principal

*[signature]*
Notary Public

DEBBIE CASTILLO-CUADRA
NOTARY PUBLIC
Union County
North Carolina
My Commission Expires 11/02/2026

**This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA**

**VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)**

**(Executed WITHIN OR WITHOUT of the State of California)**

I, **Lori Gibson**, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 25 day of February 2022, at Matthews, North Carolina.

Lori Gibson
(Signature of person signing)

(Notary Public)

DEBBIE CASTILLO-CUADRA
NOTARY PUBLIC
Union County
North Carolina
My Commission Expires 11/02/2026

Financial and Operations Principal
(Title of person signing report)

Allspring Funds Distributor, LLC
(Name of Licensee)

133366
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm**

To Member and the Board of Directors
Allspring Funds Distributor, LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Allspring Funds Distributor, LLC (formerly known as Wells Fargo Funds Distributor, LLC) (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2005.

New York, New York
February 25, 2022

# ALLSPRING FUNDS DISTRIBUTOR, LLC

(A Wholly Owned Subsidiary of Allspring Global Investments Holdings, LLC)

Statement of Financial Condition

December 31, 2021

## Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 73,347,479 |
| Deferred sales commissions | | 594,717 |
| Prepaid expenses | | 821,686 |
| Due from affiliates | | 9,987,407 |
| 12b-1 distribution fee receivable | | 2,037,388 |
| Other receivables | | 595 |
| Total assets | | 86,789,272 |

## Liabilities and Member's Equity

| | | |
|---|---|---:|
| Due to affiliates | $ | 4,128,138 |
| Accounts payable | | 373,426 |
| Accrued compensation and related benefits | | 20,938,136 |
| Commissions and distribution fees payable | | 1,869,539 |
| Other accrued expenses | | 500,000 |
| Total liabilities | $ | 27,809,239 |
| Member's equity | | 58,980,033 |
| Total liabilities and member's equity | $ | 86,789,272 |

See accompanying notes to financial statements.

# ALLSPRING FUNDS DISTRIBUTOR, LLC

Notes to Statement of Financial Condition

December 31, 2021

## (1) Organization and Nature of Operations

Allspring Funds Distributor, LLC (AFD, the "Company") which was formerly known as Wells Fargo Funds Distributor, LLC (WFFD), is a wholly owned subsidiary of Allspring Global Investments Holdings, LLC (AGIH) which was formerly known as Wells Fargo Asset Management Holdings, LLC (WFAM), whose ultimate parent is Allspring Group Holdings LLC (AGH, the "Holding Company"). AGIH was previously a wholly owned subsidiary of Everen Capital Corporation (ECC) and was owned by Wells Fargo & Company (WFC). On February 22, 2021, WFC entered into a transaction to sell WFAM to GTCR LLC (GTCR) and Reverence Capital Partners, L.P (RCP), with the name change occurring in conjunction with closing of the transaction on November 1, 2021.

AFD is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). As of December 31, 2021, AFD's primary activity is the distribution of Allspring Funds (the "Funds") formerly known as Wells Fargo Funds, pursuant to a service agreement with Allspring Funds Management, LLC ("AFM"), formerly known as Wells Fargo Funds Management, LLC (WFFM). AFD does not receive or hold customer funds or securities

## (2) Summary of Significant Accounting Policies

### (a) Accounting Standards Adopted

The Company did not adopt any new accounting standards during the year ended December 31, 2021.

### (b) Basis of Presentation

The Company's Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Estimates, and matters that affect the reported amounts and disclosure of contingencies in the Statement of Financial Condition, may vary from actual results.

### (c) Fair Value of Financial Instruments

In accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, AFD categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 6 for further information about the fair value hierarchy and AFD's assets and liabilities that are accounted for at fair value.

### (d) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and money market fund investments.

### (e) Federal and State Income Taxes

The Company is a single-member limited liability company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal income tax purposes. Generally, disregarded entities are not subject to entity-level Federal or state income taxation and as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*. The Company's taxable income is primarily reported in the tax return of Allspring Intermediate II, LLC.

## (3) Related-party Transactions

In the ordinary course of business, the Company enters material transactions with affiliates.

### (a) Receivable from Affiliates

As of December 31, 2021, the Company recorded a receivable balance of $9,987,407, which consisted of $9,819,824 due from AFM for administrative and related services performed on behalf of AFM, and $167,583 of distribution fees due from Allspring Global Investments, LLC. The receivables are presented in the Due from Affiliates line on the Statement of Financial Condition.

### (b) Services Provided to Affiliates

Pursuant to the terms of an administrative services agreement with AFM, the Company provided fund administrative, marketing, and related services performed on behalf of AFM. The Company also provided services to AFM pursuant to the terms of an administrative services agreement.

### (c) Payable to Affiliates

As of December 31, 2021, the Company recorded a payable to affiliate balance of $4,128,138, which primarily consisted of $2,036,476 payable to AGIH related to internal expense allocations, $1,066,428 payable to Allspring Buyer Investments, LLC related to compensation and benefits and other expenses, and $789,433 payable to Allspring Global Investments, LLC related to sales commission accruals and internal expense allocations. These liabilities are recorded in the Due to Affiliates line on the Statement of Financial Condition.

### (d) Services Provided by Affiliates

The Company has entered into service agreements with Allspring Global Investments, LLC and its affiliates under which the Company receives operational, product, general and administrative support services.

**ALLSPRING FUNDS DISTRIBUTOR, LLC**

Notes to Statement of Financial Condition

December 31, 2021

**(4)     Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and as of December 31, 2021, was required to maintain minimum net capital of $1,853,949. At December 31, 2021, the Company had net capital of $44,638,241, which was $42,784,292 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 62% at December 31, 2021.

The "Computation for Determination of Reserve Requirements from Rule 15c3-3" and "Information Relating to the Possession or Control Requirements" is not applicable to the Company. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) acting as a placement agent for unregistered funds managed by affiliate advisers, offered via private placement utilizing a Reg D, 4(a)(2) and/or Reg S exemption, to qualified institutional investors, (2) offering collective investment trusts sponsored by Wells Fargo Bank, N.A. to institutional investors that are qualified retirement plans, and (3) offering Allspring Funds, formerly known Wells Fargo Funds as noted in Footnote 1, to institutional investors and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**(5)     Employee Benefits, Deferred Compensation and Stock Plans**

### *Defined Contribution Retirement Plans*

Prior to November 1, 2021, WFC sponsored a qualified defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. Eligible employees who complete one year of service are eligible for annual company matching contributions, which are generally dollar for dollar up to 6% of an employee's eligible certified compensation. Matching contributions are 100% vested. The 401(k) Plan includes an employer discretionary profit-sharing contribution feature to allow WFC to contribute to eligible employees' 401(k) Plan accounts for a plan year. Eligible employees who complete one year of service are eligible for-profit sharing contributions. Profit sharing contributions were vested after three years of service. Sponsorship of the 401(k) plan moved to Allspring Buyer, LLC effective with the sale on November 1, 2021, and effectively remains the same, with employer matching each pay cycle.

### *Deferred Compensation and Stock Plans*

Prior to November 1, 2021, the Company participates in WFC's unfunded deferred compensation plan in which a select group of management or highly compensated individuals are participants, as defined. Awards consist of long-term deferred cash awards, restricted stock rights (RSRs) and performance share awards (PSAs), which may be granted periodically to certain employees. The deferred portion of the award further takes the form of RSRs, PSAs and Long Term Cash. Deferred cash incentive awards generally vest over a three-year period, while RSRs and PSAs generally vest over three to five years, during which time the holder may be entitled to receive additional RSRs, PSAs or cash payments equal to the cash dividends that would have been paid had the RSRs or PSAs been issued and outstanding shares of common stock. RSRs and PSAs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying award. The deferred compensation plan moved to Allspring Buyer, LLC effective with the sale on November 1, 2021. In October of 2021, vesting of outstanding RSRs and PSAs were accelerated and the RSRs and PSAs were subsequently discontinued by the Company.

### *Other Benefits*

The Holding Company provides health care and other benefits for certain active and retired employees. AFD reserves the right to amend, modify or terminate and of the benefits at any time.

## (6)  Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires disclosures about fair value measurements.

Money market fund investments are recorded at fair value on a recurring basis.

In accordance with ASC 820, AFD groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level l – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect AFD's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 are as follows:

| Description | | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| Cash | $ | 28,347,479 | 28,347,479 | ----- | ----- |
| Money Market Fund | $ | 45,000,000 | 45,000,000 | ----- | ----- |
| Total Cash and Cash Equivalents | $ | 73,347,479 | 73,347,479 | ----- | ----- |

**(7)  COVID-19**

The COVID-19 pandemic has impacted the Company's business operations, and the ultimate impact will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities in response to the pandemic. Although certain economic conditions showed signs of improvement in the later part of 2020, impacts of the COVID-19 pandemic may continue to affect our results in the future.

**(8)  Subsequent Event Disclosure**

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.